Exhibit 99.1

CENTOGENE Contributes to Europe-Wide Efforts to Update Guidelines for Whole Genome Sequencing (WGS) in Rare Disease Diagnostics

Newly established WGS recommendations published in the European Journal of Human Genetics

•	Collaborative initiative leverages CENTOGENE’s differentiated diagnostic expertise with testing performed in over 650,000 individuals globally

•	Recommendations provide standardized clinical application guidelines for laboratories to accelerate comprehensive diagnosis and promote better health outcomes

•	WGS increasingly popular for high-quality diagnostics, with the number of CENTOGENE WGS tests increasing double-digit rates in FY2021

CAMBRIDGE, Mass., ROSTOCK, Germany and BERLIN, May 23, 2022 (GLOBE NEWSWIRE) -- Centogene N.V. (Nasdaq: CNTG), the commercial-stage essential biodata life science partner for rare and neurodegenerative diseases, as part of a consortium of organizations in genetics, announced the release of updated recommendations for Whole Genome Sequencing (WGS) in the rare disease diagnostic setting. The report, which was published in the European Journal of Human Genetics, promotes standardized application of WGS – minimizing diagnostic delay to promote better health outcomes.

The original guidelines for diagnostic Next Generation Sequencing (NGS) were published in 2016 by EuroGentest, an integrated working group within the European Society of Human Genetics (ESHG), to support laboratories with the implementation and execution of standardized diagnostics of rare diseases. At that time, the guidelines predominantly focused on Whole Exome Sequencing (WES) and gene panels to identify Single Nucleotide Variants (SNVs) and insertions/deletions (indels).

Since then, WGS has been increasingly proven as an emerging and comprehensive genetic testing technology to avoid diagnostic delay and stepwise testing.

EuroGentest, Horizon2020’s Solve-RD team, CENTOGENE, and organizations throughout Europe teamed up to evaluate and update the 2016 NGS guidelines to outline the clinical application of WGS. The recommendations are endorsed by the Solve-RD Steering Committee, the representing European Reference Networks (ERNs), the European Board of Medical Genetics (EBMG), and the ESHG.

Prof. Peter Bauer, Chief Genomic Officer at CENTOGENE, said, “As a pioneer of rare disease diagnostics, we are committed to enabling access to quality diagnostics and ensuring that leading-edge insights are available to support better health outcomes. Whole Genome Sequencing has been increasingly popular due to its advanced nature of capturing disease-causing variants in a single test. We are proud to have played a role in this initiative, which is a perfect reflection of the significance of data, ongoing updates that reflect the latest technology, and cross-institutional collaboration to better serve physicians and patients.”

To read the recommendations for WGS in rare disease diagnostics, visit: https://link.centogene.com/wgs-recommendations

About WGS at CENTOGENE

CentoGenome®, CENTOGENE’s WGS service, offers unparalleled genome coverage and captures one of the most extensive ranges of disease-causing genetic variants in a single test. Powered by the CENTOGENE Biodatabank, the world’s largest real-world data repository for rare and neurodegenerative diseases, CentoGenome has the ability to solve up to 30% of WES negative cases.

To learn more about our advanced WGS solution, visit: https://link.centogene.com/wgs-at-centogene

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository of over 650,000 individuals representing over 120 different countries.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2021, the Company collaborated with over 30 pharmaceutical partners.

For more information, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our requirement for additional financing, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on March

30, 2022, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Media Contact:

CENTOGENE

Ben Legg

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

Investor.Relations@centogene.com